July 24, 2009

Via EDGAR and U.S. Mail

Ms. Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc Preliminary Proxy Statement on Schedule 14A Filed July 14, 2009
File No. 000-51910

Dear Ms. Mills-Apenteng:

On behalf of Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated July 23, 2009 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 14, 2009 (the “Proxy”).

Proposal Three

1.
Please revise your filing to disclose the number of shares of Class A Common Stock you are asking shareholders to authorize for issuance in connection with the payment of interest on your 2007 Senior Notes.  Refer to Item 11(a) of Schedule 14A.

RESPONSE:

The Proxy has been revised to reflect that stockholders will be asked to authorize an additional 4,000,000 shares of Class A Common Stock for issuance in connection with the payment of interest on the Company’s 2007 Senior Notes.  All related blanks have been completed.

Ms. Maryse Mills-Apenteng
July 24, 2009
Page Two

2.
Please revise your disclosure to include all the information required by Item 11 of Schedule 14A including, but not limited to, how the number of shares of Class A Common Stock issuable as “Interest Shares” and “Additional Interest Shares” is to be calculated and a discussion of the dilutive effect of the issuance of additional shares of Class A Common Stock upon your existing shareholders.

RESPONSE:

The disclosure has been revised as requested, including a more detailed description of the formulas used in calculating the numbers of shares to be issued as well as a cross reference to the actual formulas in the relevant exhibit on file with the Commission.  The Company believes that all the information required by Item 11 of Schedule 14A is reflected in Proposal Three.

3.
Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A Common Stock, other than in connection with the payment of interest on your 2007 Senior Notes.  If you do not, please disclose under proposal three that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

RESPONSE:

The Company does not have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A Common Stock other than in connection with the payment of interest on the 2007 Senior Notes, and has revised Proposal Three to include a statement to that effect.

4.
Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of Class A Common Stock that could result from proposal three.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

Ms. Maryse Mills-Apenteng
July 24, 2009
Page Three

RESPONSE:

The Company is not seeking authorization of additional shares of Class A Common Stock in connection with interest payments on the 2007 Senior Notes for purposes of establishing an anti-takeover device; however, the requested disclosure has been made.

Proposal Four

5.
We note that the 2000 Equity Incentive Plan provides for the granting of Class A Common Stock, restricted Class A Common Stock, stock appreciation rights, restricted stock units and performance awards.  Please tell us whether you have any specific plans, proposals or arrangements to grant securities under the 2000 Equity Incentive Plan.

RESPONSE:

The Company does not have any specific plans, proposals or arrangements to grant securities under the 2000 Equity Incentive Plan.  The authorization of additional shares of Class A Common Stock being sought for issuance under the Plan is for general future use.

      Accompanying this letter is a statement from the Company containing the required acknowledgements referenced in page 3 of your letter of comment.

* * * * * * *

      We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:       A. Dale Mayo
    Gary S. Loffredo

July 24, 2009

Via EDGAR and U.S. Mail

Ms. Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed on July 14, 2009 File No. 000-51910

Dear Ms. Mills-Apenteng:

In connection with a response being submitted contemporaneously herewith on behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”) by Kelley Drye & Warren LLP setting forth the Company’s responses to your letter of comment dated July 23, 2009 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company, please find below the representations you have requested on page 3.

We acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian D. Pflug
Brian D. Pflug
Senior Vice President - Accounting and Finance